3-31-02 1128333

02030076

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

RECEIVED APR - 3 2002 365

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Date: For the month of March 2002

Oxford GlycoSciences Plc

(Registrant's Name)

The Forum, 86 Milton Park

Abingdon

United Kingdom OX14 4RY

(Registrant's Address)

PROCESSED APR 15 2002 THOMSON FINANCIAL

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Company	Oxford Glycosciences PLC
TIDM	OGS
Headline	Board Appointment
Released	16:30 5 Mar 2002
RNS Number	4472S

O G S

For further information please contact:

Oxford GlycoSciences Plc
Michael Kranda, Chief Executive Officer
Dr Stephen Parker, Chief Financial Officer
Tel: +44 (0) 1235 208000
WorldWide Web: www.ogs.com

UK: Financial Dynamics
Melanie Toyne Sewell/Sarah Mehanna
Tel: +44 (0) 20 7831 3113
+44 (0) 20 7269 7236

USA: Feinstein Kean
Michelle Linn/Michael Lawson
Tel: +1 (617) 761 6765
+1 (617) 577 8110

OGS Appoints Donald W. DeGolyer to Main Board as President of Global Therapeutics

Oxford, UK, 5 March 2002 – Oxford GlycoSciences Plc (LSE: OGS, NASDAQ: OGSI) announced today that it has appointed Don DeGolyer to the OGS Board of Directors as President of Global Therapeutics with immediate effect.

Don joined OGS in September 2001 to lead the commercialisation of OGS' drug products, including its lead compound Vevesca (OGT 918), an oral treatment for type 1 Gaucher disease, which is currently undergoing regulatory review. Prior to joining OGS, Don spent 16 years with Pfizer and Johnson & Johnson where he was Vice President of Marketing and Sales.

Commenting on the appointment, Kirk Raab, Chairman of OGS said, "Don has already made a substantial contribution to OGS through his leadership of Global Therapeutics and I am delighted to welcome him to the main Board."

END

Notes to Editors

OGS has developed a patented technology platform in the emerging field of proteomics, the comprehensive study of proteins, integrating proteomics with genomics to create an innovative

drug discovery platform. OGS' proteomics collaborations with major pharmaceutical and biotechnology companies include Bayer, Pioneer Hi-Bred/DuPont, Medarex/GenMab, GlaxoSmithKline, NeoGenesis and Pfizer. OGS has technology development collaborations with Applera, Cambridge Antibody Technology, Packard BioScience and the Institute for Systems Biology. OGS has also entered into a joint venture, Confirmant Limited, to develop the Protein Atlas of the Human Genome™.

OGS has drug research discovery programmes in central nervous system, cancer, infectious disease and glycosphingolipid (GSL) storage disorders. OGS has had submissions to regulatory authorities accepted for review in both Europe and the US for its development compound, Vevesca (OGT 918), for the treatment of type 1 Gaucher disease.

This release contains forward-looking statements, such as the commercial potential and success of OGS' collaborations and drug candidates. Factors that could cause actual results to vary significantly from those expressed or implied by these and other forward-looking statements include the success of OGS' research and development strategies, the validity of its technologies and intellectual property position and strategies, the medical conclusions on which Vevesca (OGT 918) is based and uncertainties related to the regulatory process. Vevesca (OGT 918) is an investigational drug and has not received approval for marketing in any country.
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Company	Oxford Glycosciences PLC
TIDM	OGS
Headline	CEO Steps Down
Released	07:00 7 Mar 2002
RNS Number	5501S

O G S

For further information please contact:

Oxford GlycoSciences Plc
Michael Kranda, Chief Executive Officer
Dr Stephen Parker, Chief Financial Officer
Tel: +44 (0) 1235 208000
WorldWide Web: www.ogs.com

UK: Financial Dynamics
David Yates/Sarah Mehanna
Tel: +44 (0) 20 7831 3113
+44 (0) 20 7269 7236

USA: Feinstein Kean
Michelle Linn/Michael Lawson
Tel: +1 (617) 761 6765
+1 (617) 577 8110

For Immediate Release

OGS CEO to Step Down by Year-End

Oxford, UK, 7 March 2002 – Oxford GlycoSciences Plc (LSE: OGS, NASDAQ: OGSI) announces that Michael Kranda has informed the Board of Directors of his intention to step down by the end of this year for personal family reasons. OGS Chairman G. Kirk Raab announced that the Company has initiated a search to replace Michael Kranda as Chief Executive Officer.

Kirk Raab said: "Over the last 6 years Michael has helped us build a uniquely wealthy company in terms of proprietary technology, pipeline, partnerships and financial strength. We will miss Michael's unique contribution as CEO but he will stay on through the transition period and I am confident that OGS' programmes and progress will continue unabated. We have a highly experienced management team, a strong commercial organization building under Don DeGoyler's leadership and a Board of Directors made up of career drug discovery and development professionals."

Michael Kranda said: "I have truly enjoyed helping to build OGS into the Proteomics pioneer and drug discovery and development company it is today. I am proud of how far we have come in these 6 years and I have every expectation that OGS will continue on its path to creating substantial share holder value in the future. I am committed to continue day-to-day leadership and make this a seamless transition."

<ends>

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Company	Oxford Glycosciences PLC
TIDM	OGS
Headline	Research Update
Released	07:00 7 Mar 2002
RNS Number	5503S

O G S

For further information please contact:

Oxford GlycoSciences Plc
Michael Kranda, Chief Executive Officer
Dr Chris Moyses, Chief Medical Officer
Dr Raj Parekh, Chief Scientific Officer
Dr Stephen Parker, Chief Financial Officer
Tel: +44 (0) 1235 208000
WorldWide Web: www.ogs.com

UK: Financial Dynamics
Melanie Toyne Sewell/Sarah Mehanna
Tel: +44 (0) 20 7831 3113
+44 (0) 20 7269 7236

USA: Feinstein Kean
Michelle Linn/Michael Lawson
Tel: +1 (617) 761 6765
+1 (617) 577 8110

For Immediate Release

2002 R&D UPDATE
OGS Building a Sustainable Pipeline:
New programmes and new clinical trials

Oxford, UK, 7 March 2002 – Today Oxford GlycoSciences Plc (LSE: OGS, Nasdaq: OGSI) will present progress on its drug discovery and development pipeline and describe its novel R&D strategy. The Company will announce a number of advances in its pipeline at an R&D update, including: the expansion of OGT 918 trials into potential new indications; commencement of a development programme based on a novel molecule, OGT 923, for lysosomal storage diseases; pre-clinical efficacy data on OGT 2492, the lead candidate in a wholly-owned small molecule cancer programme; and progress in the OGS-Medarex collaboration.

Dr Raj Parekh, OGS' Chief Scientific Officer said: "Over the last 18 months, OGS has implemented an innovative process for the rapid selection of druggable protein targets and the discovery of drug leads. This process, built on the quality and number of targets emerging from our proteomics platform and close access to leading drug discovery technologies from Medarex and NeoGenesis, is generating a large number of drug programmes. These will fuel our pipeline growth this year and beyond in our current focus areas of glycolipid storage diseases, cancer and fungal infection using small molecules and therapeutic antibody approaches".

Drug Candidates:

Cancer:

- Data will be presented on OGT 2492, OGS' first small molecule inhibitor of heparanase I, an enzyme involved in the growth and spread of many cancers, including breast cancer. The compound, which is orally active, shows good selectivity, pharmacokinetic and efficacy profiles in pre-clinical studies.
- The first candidate emerging from the OGS-Medarex collaboration is a fully human antibody that binds to and neutralises the heparanase I enzyme. This antibody, which is in the Medarex T_{12} programme, is part of the comprehensive OGS–Medarex–Genmab cancer campaign announced earlier this year.

Lysosomal Storage Diseases:

- The Company's lead compound Vevesca (OGT 918) is under regulatory review in Europe and the United States for Type I Gaucher disease. Publication of the enzyme replacement switch/combination data is progressing and is currently under peer review. The Company will today announce that it is initiating new clinical studies to investigate the safety and efficacy of OGT 918 in Niemann-Pick Type C disease, Neuronopathic Gaucher disease and Late Onset G_{M2} Gangliosidosis.
- The Company will also announce a new programme based on OGT 923, a new chemical entity which has shown efficacy in pre-clinical models of Sandhoff and Niemann Pick Type C disease. OGT 923 is now in development at OGS with a target date of first dose to man (Phase I) in Q4 2002.

Dr Chris Moyses, OGS' Chief Medical Officer said: "Evaluating potential new indications for OGT 918 and commencing a second development programme underscores our commitment to the therapeutic area. We continue to lead the evaluation of novel oral agents for substrate reduction therapy for patients with Gaucher disease and related glycolipid storage disorders."

Lead Discovery:

To expand the drug candidate pipeline in 2003 and beyond, OGS will describe how its drug discovery strategy is being used successfully to build its pipeline. To date the Company has:

- selected 27 cancer targets involved in various disease mechanisms that have entered the NeoGenesis collaboration;
- identified breast and renal cancer antigens which are being investigated as monoclonal antibody targets as part of the Medarex/Genmab joint venture;
- identified multiple targets involved in the growth of several pathogenic fungi, which have entered the NeoGenesis collaboration;
- received high affinity ligands against targets from NeoGenesis, which are the basis of ongoing lead optimisation programmes.

Michael Kranda, OGS' Chief Executive Officer, said "We have aggressive goals for building our pipeline, namely multiple first dose to man programmes a year. These objectives are realistic considering our innovative and productive discovery and development strategy and I believe will create substantial shareholder value."

The R&D update will take place in London on the 7th of March. Please contact Mo Noonan at Financial Dynamics on +44 (0) 20 7242 8695 for details. A corresponding US session will be organised in New York on the 8th of March. Please contact Hemal Parikh at Feinstein Kean Healthcare on +1-617 761 6787 for details.

<ends>

Notes to Editors

OGS has developed a patented technology platform in the emerging field of proteomics, the comprehensive study of proteins, integrating proteomics with genomics to create an innovative drug discovery platform. OGS' proteomics collaborations with major pharmaceutical and biotechnology companies include Bayer, Pioneer Hi-Bred/DuPont, Medarex/Genmab, GlaxoSmithKline, NeoGenesis and Pfizer. OGS has technology development collaborations with Applera, Cambridge Antibody Technology,

Packard BioScience and the Institute for Systems Biology. OGS has also entered into a joint venture, Confirmant Limited, to develop the Protein Atlas of the Human Genome™.

OGS has drug research discovery programmes in central nervous system, cancer, infectious disease and glycosphingolipid (GSL) storage disorders. OGS has had submissions to regulatory authorities accepted for review in both Europe and the US for its development compound, Vevesca (OGT 918), for the treatment of type 1 Gaucher disease. Vevesca (OGT 918) is an investigational drug and has not received approval for marketing in any country.

This release contains forward-looking statements, such as the commercial potential and success of OGS' collaborations and drug candidates. Factors that could cause actual results to vary significantly from those expressed or implied by these and other forward-looking statements include the success of OGS' research and development strategies, the validity of its technologies and intellectual property position and strategies, the medical conclusions on which Vevesca (OGT 918) is based and uncertainties related to the regulatory process.

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Company	Oxford Glycosciences PLC
TIDM	OGS
Headline	Re Alliance
Released	07:01 14 Mar 2002
RNS Number	9544S

OGS

PRESS RELEASE

For further information please contact:

Oxford GlycoSciences Plc
Michael Kranda, Chief Executive Officer
Dr Raj Parekh, Chief Scientific Officer
Dr Stephen Parker, Chief Financial Officer
Tel: +44 (0) 1235 208000
WorldWide Web: www.ogs.com

BioInvent International AB
Svein Mathisen, Chief Executive Officer
Carl Borrebaeck, Chief Scientific Officer
Tel: +46 (0) 46 286 8550
WorldWide Web: www.bioinvent.com

UK: Financial Dynamics
Melanie Toyne Sewell/Sarah Mehanna
Tel: +44 (0) 20 7831 3113
+44 (0) 20 7269 7236

Buchanan Communications
Nicola How/Louise Bolton
Tel: +44 (0) 20 7466 5000
+44 (0) 795 659 7099

USA: Feinstein Kean
Michelle Linn/Michael Lawson
Tel: +1 (617) 761 6765
+1 (617) 577 8110

For Immediate Release

OGS and BioInvent form Therapeutic Antibodies Alliance

Oxford, UK and Lund, Sweden, 14 March 2002 – Oxford GlycoSciences Plc (LSE: OGS, NASDAQ: OGSI) and BioInvent International AB (SAX: BINV) announced today a three year collaboration to identify, develop, manufacture and commercialise novel therapeutic antibodies, which will target antigens provided by OGS and will be produced using BioInvent's novel antibody technology platform, n-CoDeR™.

Under the terms of this agreement, OGS will provide at least five target antigens per year, identified and validated through OGS' proteomics process. BioInvent will apply its proprietary n-CoDeR phage display library to identify antibodies targeted to OGS' antigens. The two companies will then work collaboratively to select and optimise therapeutic antibody candidates to take into development. BioInvent shall also manufacture the pre-clinical and clinical material in its cGMP-certified cell culture facility.

Although complete financial terms were not disclosed, OGS will contribute research funding and will pay a technology access fee to BioInvent. Therapeutic antibody candidates identified will then be developed either jointly by the two companies or solely by OGS. In the case of jointly-developed candidates both the costs of research and development and subsequent revenues will be equally split. BioInvent will be able to select at least one such antibody each year. For all other therapeutic antibody candidates, OGS will be solely responsible for further research and

development activities and BioInvent will receive success-related milestone and royalty payments. OGS will retain all commercial rights for these solely developed products.

Further, subject to the approval of the BioInvent shareholders at its AGM on 17 April 2002, OGS will make an equity investment of $5 million in BioInvent at an agreed premium to the average closing price of BioInvent's shares over the ten days prior to this announcement.

Monoclonal antibodies are being recognised as an increasingly important class of drug entity, with potential application against many diseases; analysts have estimated the market potential for antibody therapies to be as high as $24 billion by 2010[1]. The two most commonly used routes for creating monoclonal antibodies from target proteins are by immunising humanised mice and by screening against phage display libraries. OGS accesses state-of-the-art mouse technology and manufacturing capacity through its relationship with Medarex. Through this collaboration with BioInvent, OGS now adds a state-of-the-art phage technology partner, with its own specialised platform and manufacturing capability. Diversity in antigen targets requires diversity in antibody technologies; OGS therefore views the two techniques to be complementary and believes that it has considerably strengthened its position in antibodies and its ability to exploit its proprietary disease-associated protein bank in the discovery and development of therapeutics.

Commenting on the deal, Michael Kranda, OGS' Chief Executive Officer said: "We are delighted to get access to BioInvent's proprietary phage-display technology and libraries and we believe that BioInvent's manufacturing experience and capacity are strong assets in its business plan. This relationship will complement our therapeutic antibody discovery and development platform, providing us with a wider range of options to develop antibody-based therapeutic products."

Svein Mathisen, BioInvent's President and Chief Executive Officer, added: "The combination of high-quality targets discovered through OGS' well established proteomics process and the flexibility and speed of our antibody selection process holds the promise to quickly generate an innovative therapeutic antibody pipeline. This is an important step for BioInvent in realising our strategy to build a portfolio of proprietary and partnered drugs. We look forward to starting this important collaborative programme with one of the leading European biopharmaceutical companies."

<ends>

Notes to Editors

OGS has developed a patented technology platform in the emerging field of proteomics, the comprehensive study of proteins, integrating proteomics with genomics to create an innovative drug discovery platform. OGS' proteomics collaborations with major pharmaceutical and biotechnology companies include Bayer, Pioneer Hi-Bred/DuPont, Medarex/Genmab, GlaxoSmithKline, NeoGenesis and Pfizer. OGS has technology development collaborations with Applera, Cambridge Antibody Technology, Packard BioScience and the Institute for Systems Biology. OGS has also entered into a joint venture, Confirmant Limited, to develop the Protein Atlas of the Human Genome™.

OGS has drug research discovery programmes in central nervous system, cancer, infectious disease and glycosphingolipid (GSL) storage disorders. OGS has had submissions to regulatory authorities accepted for review in both Europe and the US for its development compound, Vevesca (OGT 918), for the treatment of type 1 Gaucher disease. Vevesca (OGT 918) is an investigational drug and has not received approval for marketing in any country.

BioInvent International AB, listed on the O-list of the Swedish Exchange, is a biotechnology company devoted to providing state-of-the-art antibody technology to the pharmaceutical and biotech industry. A cornerstone is its proprietary human antibody gene library, n-CoDeR™. This is a collection of more than ten billion functional antibody genes that are ready to be screened against desired antigens. n-CoDeR™ has been used successfully for the isolation of antibody fragments with specificity for a number of antigens, including peptides, proteins and carbohydrates.

BioInvent's capabilities in large-scale contract manufacturing of protein-based drugs through a state-of-the-art cGMP-certified facility further underpin its competitiveness in the antibody arena. The cGMP-certified manufacturing facility is designed to meet FDA and EU regulations from early clinical development to commercial scale-up, with multi-kilogram annual capacity. BioInvent offers biotechnology and pharmaceutical companies access to n-CoDeR™ and its manufacturing capabilities through collaborative research and development programs. Antibodies are currently manufactured for use in all phases of clinical trials in both the US and across Europe.

BioInvent is headquartered in Lund, Sweden, employing a total of 115 people.
For additional information, see www.bioinvent.com

This release contains forward-looking statements, such as the commercial potential and success of OGS' collaborations and drug candidates. Factors that could cause actual results to vary significantly from those expressed or implied by these and other forward-looking statements include the success of OGS' research and development strategies, the validity of its technologies and intellectual property position and strategies, the medical conclusions on which Vevesca (OGT 918) is based and uncertainties related to the regulatory process.

###

[1] Source: UBS Warburg. "Monoclonal Antibodies – And the Winner is…" July 2001

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Company	Oxford Glycosciences PLC
TIDM	OGS
Headline	Update on Vevesca
Released	07:01 21 Mar 2002
RNS Number	3320T

O G S

For further information please contact:

Oxford GlycoSciences Plc
Michael Kranda, Chief Executive Officer
Dr Chris Moyses, Chief Medical Officer
Dr Stephen Parker, Chief Financial Officer
Tel: +44 (0) 1235 208000
WorldWide Web: www.ogs.com

UK: Financial Dynamics
David Yates/Sarah Mehanna
Tel: +44 (0) 20 7831 3113
+44 (0) 20 7269 7236

USA: Feinstein Kean
Michelle Linn/Michael Lawson
Tel: +1 (617) 761 6765
+1 (617) 577 8110

Oxford GlycoSciences Plc
Update on Vevesca (OGT 918)

Oxford, UK, 21 March 2002 – Oxford GlycoSciences Plc (LSE: OGS, NASDAQ: OGSI) will today summarise recent publications on Vevesca (OGT 918) for the treatment of Type 1 Gaucher disease at its preliminary results presentation. These publications were:

- a poster presentation at the American Society for Haematology (ASH, Florida, USA, December 2001) on long-term treatment with OGT 918 entitled, "Long-term effects of oral treatment of Gaucher disease with N-butuldeoxynojirimycin (OGT 918) in the Netherlands" (Hollak *et al.).*

- an update on the low dose study OGT 918-003, originally presented in poster form at the European Study Group on Lysosomal Diseases (ESGLD, Woudschoten, the Netherlands, September 2001) with the full paper being published in Blood Cells, Molecules, and Diseases 28 (2) March 2002.

A copy of the preliminary results presentation will be available on the Company's website at www.ogs.com following the meeting this morning at 9.30 am GMT.
END

Company website

Company	Oxford Glycosciences PLC
TIDM	OGS
Headline	Final Results
Released	07:01 21 Mar 2002
RNS Number	3321T

O G S

For further information please contact:

Oxford GlycoSciences Plc
Michael Kranda, Chief Executive Officer
Dr Stephen Parker, Chief Financial Officer
Tel: +44 (0) 1235 208000
WorldWide Web: www.ogs.com

UK: Financial Dynamics
David Yates/Sarah Mehanna
Tel: +44 (0) 20 7831 3113
+44 (0) 20 7269 7236

USA: Feinstein Kean
Michelle Linn/Michael Lawson
Tel: +1 (617) 761 6765
+1 (617) 577 8110

Oxford GlycoSciences Plc
Preliminary Audited Results for the Year Ended 31 December 2001

Oxford, UK, 21 March 2002 – Oxford GlycoSciences Plc (LSE: OGS, NASDAQ: OGSI) today announces its preliminary audited results for the year ended 31 December 2001.

Highlights

Vevesca (OGT 918):
- Completion of submission to US and EU regulatory authorities for Vevesca (OGT 918) for the treatment of type 1 Gaucher disease;
- Exclusive agreement signed with Teva for the marketing of Vevesca (OGT 918) in Israel;
- Presented clinical results at the European Study Group on Lysosomal Diseases meeting in September 2001 – 24 month follow up data (study 001 ext) and dose comparison study (003) – 12 month dataset on dose comparison study subsequently published in the journal *Blood Cells, Molecules and Diseases* in March 2002;
- Following the year end, announcement of intention to expand OGT 918 clinical trials to Niemann□Pick Type C disease, Neuronopathic (Type 3) Gaucher disease and Late Onset G_{M2} Gangliosidosis.

Drug Discovery:
- High-throughput target to drug lead collaboration signed with NeoGenesis;
- Therapeutic antibody alliance signed with BioInvent in March 2002 to access their antibody phage display technology and their manufacturing capabilities;

- Comprehensive development effort initiated with Medarex in the field of breast cancer treatment and acceptance of several targets into joint venture;
- Following the year end, announced commencement of a development programme based on a novel molecule, OGT 923, for lysosomal storage diseases.

Proteomics:
- Grant of second US patent for automated proteomics methods and apparatus: first licence granted to GeneProt in multi-million dollar agreement;
- Achievement of proteomics discovery milestone: filings made on over 4,000 disease-associated proteins;
- Extension of research proteomics agreement with Pfizer;
- Formation of a joint venture, Confirmant Ltd, to market certain proteomics databases.

Commercial and financial:
- Opening of a new office in Bridgewater, New Jersey, USA;
- Commenced building a new laboratory facility next to existing headquarters at Milton Park, Abingdon, UK;
- Appointment of Mr John Rennocks and Mr Don DeGolyer to the Board;
- Financial results:
    - revenues of £13.4 million (2000: £8.9 million)
    - loss for the year of £25.3 million (2000: £15.6 million)
    - year end cash balance of £176.6 million (2000: £203.9 million)

Michael Kranda, Chief Executive Officer, commented: "2001 has been a very important year in the progress of OGS. We achieved many of our objectives and continued our evolution as a drug discovery and development company. The Company enters 2002 with a growing glycolipid storage disease clinical programme led by Vevesca (OGT 918), a robust pipeline emerging from our disease-associated protein portfolio generated through our advanced proteomics platform and a 'performance driven' proteomics business."

A presentation and conference call for analysts will take place today at 9.30 am GMT at the offices of Financial Dynamics, Holborn Gate, 26 Southampton Buildings, WC2, followed by a conference call and webcast at 4.00 pm GMT. Please call Claire Rowell on +44 (0)20 7831 3113 for further details.

Review of Operations

Glycolipid Storage Disease Programmes

Vevesca (OGT 918)
- In February 2001, we obtained and reported initial results from a switch and combination six-month study showing that patients could be maintained on oral therapy alone during the study period.
- In July and August, we reached a significant milestone with the submission of our dossier for Vevesca (OGT 918) for the treatment of type 1 Gaucher disease to both European and US regulatory authorities.
- In September, at the European Study Group on Lysosomal Diseases meeting, data were presented on the extension of the OGT 918-001 clinical study at 24 months showing progressive improvement of the results compared to those previously described in *The Lancet* after 12 months of treatment. In addition, data were presented at the same meeting on the low dose study (OGT 918-003). Subsequent to the year end the data from the OGT 918-003 study were published in the journal, *Blood Cells, Molecules and Diseases*.
- In November, we signed an exclusive agreement with Teva Pharmaceutical Industries Ltd for

the marketing and distribution of Vevesca (OGT 918) in Israel.

- During the last quarter of the year, we hired key commercial management and established a global sales and marketing operation principally based in Bridgewater, New Jersey, USA.
- In early 2002, we announced plans to investigate OGT 918 in Niemann-Pick Type C disease, Neuronopathic (Type 3) Gaucher disease and Late Onset G_{M2} Gangliosidosis.

OGT 923

- In early 2002, we announced a small molecule development programme based on OGT 923, a new chemical entity that has shown efficacy in pre-clinical models of Sandhoff and Niemann Pick C disease. We plan to enter OGT 923 into phase I human trials in the last quarter of 2002.

OGS Drug Research and Development Programmes

OGS Pipeline

- In March 2002, we presented an update on our novel R&D strategy and our development pipeline, showing our progress in developing both a small molecule inhibitor, OGT 2492, and a fully human antibody, OGS–MDX 067, against heparanase I, an enzyme involved in the growth and spread of many cancers.
- During the year, we began development of new laboratories next to our headquarters at Milton Park, Abingdon, UK to gather chemistry, biology and development teams in a centralised state-of-the-art facility, which is planned for completion by the end of 2003.

Drug Discovery Partnerships

- In December, we announced the achievement of our objective to identify and file patent applications for over 4,000 disease-associated proteins, which represent the basis for our proprietary research programmes.
- In May, we established an extensive 'target to drug lead' collaboration with NeoGenesis, an innovative US chemogenomics company, which has already started to deliver candidate compounds.
- In July, we signed a collaboration agreement with Hybrigenics to identify proteins interacting with OGS disease-associated proteins as part of our target validation strategy.
- In January 2002, the OGS/Medarex/Genmab alliance announced several antigens had been accepted into the programme and that the collaboration had been extended to include vaccines as part of a comprehensive cancer campaign.
- In March 2002, we signed a multi-target collaboration with BioInvent to access their antibody phage display technology. This collaboration will complement the therapeutic antibody discovery and development technologies from our alliance with Medarex, and provide us with access to additional manufacturing capacity to exploit more fully our large and varied target portfolio.

Proteome Operations

- In June, we announced a project to generate data to build the Protein Atlas of the Human Genome, the first database to use sequence information obtained directly from naturally-occurring human proteins to identify unambiguously all protein-coding genes in the human genome.
- At the same time, we formed Confirmant, a 50/50 joint venture with Marconi, to develop and market databases, initially those licensed to Confirmant by OGS and based on proteomics data generated by OGS, including the Protein Atlas of the Human Genome™. In total OGS will receive up to £29.0 million from Confirmant to complete the Protein Atlas.
- In December 2001, we extended our collaboration with Pfizer. Revenues from proteomics collaborations, including revenue from the licensing of marketing rights and provision of

database services to Confirmant, contributed to record revenues, up by more than 50 per cent over 2000.

- In July, we announced the first integration of two cutting edge proteomics technologies, Isotope Coded Affinity Tag reagents and MALDI TOF/TOF tandem mass spectrometry in an industrialised platform.
- In August, we were issued US Patent No. 6,278,794, covering essential processes in high-throughput proteomics. This patent complements the coverage offered by OGS' more general U.S. Patent No. 6,064,754, which was issued in May 2000 and underscores OGS' leading position in industrialised proteomics. In January 2002, GeneProt became the first company to take a licence to those patents.
- During the year, we put a technical development plan in place and realised the benefits from automation, enabling us to cut more than £2.0 million per year in proteomics operational costs while maintaining revenue growth.

2001 Financial Highlights

Revenues from the proteomics business increased in 2001 to £13.4 million compared with the prior year of £8.9 million. Included in the 2001 revenue was a contribution of £5.3 million from Confirmant.

Year end cash balances stood at £176.6 million (year end 2000: £203.9 million).

Board Changes

During the year, Mr James Noble retired from the Board. He was replaced in August by Mr John Rennocks. John brings a wealth of corporate and financial experience from British Steel, Powergen and Smith & Nephew, and acts as Chairman of our Audit Committee. In March 2002, Mr Don DeGolyer, President of Global Therapeutics, was appointed to the Board and CEO Michael Kranda announced his decision to step down by year-end for personal reasons.

Financial Review

During 2001, OGS established a joint venture, Confirmant, with Marconi to build and market the Protein Atlas. Each party holds 50 per cent of Confirmant's issued share capital which was issued for cash for a consideration of £30 million. Over the life of the contract with Confirmant, OGS expects to earn up to £29 million.

Sales by OGS to Confirmant during the period ended 31 December 2001 amounted to £5.3 million, including £3.8 million recognised as consideration for the grant of marketing rights and data analysis software, and £1.5 million in respect of database services.

During the period, OGS' share of Confirmant's losses of £2.0 million was offset against the carrying value of the investment.

Profit and loss account

The Group loss for the year ended 31 December 2001 was £25.3 million (2000: £15.6 million). Total revenues for the full year were £13.4 million in 2001 (2000: £8.9 million), and include revenue from collaborations with Bayer, GlaxoSmithKline, Incyte, Pfizer and Pioneer Hi-Bred, and database services provided to Confirmant to populate the Protein Atlas and licence payment for the grant of database marketing rights and to data analysis software.

Total operating expenses for the year ended 31 December 2001 were £49.4 million (2000: £28.9 million). Operating expenses consist of direct and indirect research and development costs, sales

and marketing costs and administrative expenses. Revenue in the first half of the year was higher than the second half principally due to the recognition in the first half of the licensing of marketing rights and data analysis software to Confirmant. Net operating expenses increased in the second half principally due to drug discovery collaboration costs with NeoGenesis.

Direct and indirect research and development expenses were £41.6 million in 2001 (2000: £25.4 million), reflecting the Group's major investment in the following areas: drug discovery programmes; Vevesca (OGT 918) clinical trials; intellectual property; alliance payments and enhancements to our technology platform.

Sales and marketing expenses were £4.2 million in 2001 (2000: £0.2 million) reflecting the Group's investment in future commercialisation activities. Administrative expenses totalled £3.6 million in 2001 (2000: £3.2 million). The Group's total number of employees increased from 186 to 231 at the year end. Interest receivable for the year ended 31 December 2001 increased to£9.7 million (2000: £3.2 million), at an average return of 5.1 per cent during the period (2000: 6.1 per cent). OGS has taken the benefit of the Research and Development Tax Credit and recognised £2.9 million for the year in these accounts.

Balance sheet and cash flow
Tangible fixed assets increased from £12.7 million at the end of 2000 to £14.2 million at the end of 2001, reflecting further investment in IT and mass spectrometry equipment and further development of the Milton Park facility. In addition, at 31 December 2001 the Group had capital commitments of £2.0 million (2000: £1.2 million).

Fixed asset investments totalled £14.5 million at 31 December 2001 and included investments in Confirmant and NeoGenesis. The Confirmant investment is stated net of OGS' share of Confirmant's losses of £2.0 million and a provision for unrealised profit on the grant of marketing rights and data analysis software of £2.7 million.

The NeoGenesis investment represents an investment of £4.3 million in NeoGenesis series E convertible preferred stock.

Debtor balances increased to £9.6 million (2000: £6.1 million), principally reflecting the increased Research and Development Tax Credit accrual.

Creditors due within one year have increased to £18.2 million (2000: £10.7 million) reflecting the expansion of the Group's activities during 2001 and an increase in deferred income of £4.0 million.

Operational net cash outflow for the year was £22.2 million (2000: £14.4 million). The net cash outflow, before use of liquid resources and financing, was £37.6 million (2000: £21.1 million), including fixed asset investments of £19.3 million (2000:Nil).

At 31 December 2001, the Group had cash and cash equivalents of £176.6 million (2000: £203.9 million).

Annual General Meeting

Oxford GlycoSciences Plc's Annual General Meeting will be held at 10.30am on Thursday 9 May 2002 at the Randolph Hotel, Beaumont Street, Oxford OX1 2LN.

This release contains forward-looking statements, such as the commercial potential and success of OGS' collaborations and drug candidates. Factors that could cause actual results to vary

significantly from those expressed or implied by these and other forward looking statements include the success of OGS' research and development strategies, the validity of its technologies and intellectual property position and strategies, the medical conclusions on which Vevesca (OGT 918) is based and uncertainties related to the regulatory process.

###

Consolidated Profit and Loss Account
For the year ended 31 December 2001

	Notes	2001 £'000	2000 £'000
Turnover	3	**13,376**	8,934
Net operating costs		**(49,396)**	(28,904)
Operating loss		**(36,020)**	(19,970)
Share of joint venture loss		**(2,007)**	-
Profit on disposal		**82**	-
Loss on ordinary activities before interest and taxation		**(37,945)**	(19,970)
Interest receivable		**9,733**	3,156
Loss on ordinary activities before taxation		**(28,212)**	(16,814)
Tax on loss on ordinary activities	4	**2,864**	1,205
Loss for the year		**(25,348)**	(15,609)
Loss per ordinary 5p share			
- basic and diluted	5	**(46.04p)**	(38.64p)

The Group has no recognised gains or losses other than those above, therefore no separate statement of total recognised gains and losses has been presented.

There is no difference between the losses on ordinary activities before taxation and the losses for the periods stated above, and their historical cost equivalents. The results for the periods above are derived entirely from continuing activities.

Balance Sheet
At 31 December 2001

		Group		Company	
	Notes	2001 £'000	2000 £'000	2001 £'000	2000 £'000
Fixed assets					
Tangible assets		**14,221**	12,738	-	-
Investments					
Investment in joint venture - share of gross assets		**14,679**	-	-	-
Investment in joint venture - share of gross liabilities		**(1,686)**	-	-	-

Investment in joint venture - provision for unrealised profit		**(2,708)**	-	-	-
	3	**10,285**	-	-	-
Other investments		**4,251**	-	**36,666**	36,666
		28,757	12,738	**36,666**	36,666
Current assets					
Stock		**346**	226	-	-
Debtors		**9,626**	6,109	**103,171**	44,510
Cash at bank and in hand		**176,618**	203,892	**155,489**	195,539
		186,590	210,227	**258,660**	240,049
Creditors: amounts falling due within one year		**(18,250)**	(10,725)	-	(516)
Net current assets		**168,340**	199,502	**258,660**	239,533
Total assets less current liabilities		**197,097**	212,240	**295,326**	276,199
Creditors: amounts falling due after more than one year		**(2,399)**	(2,383)	-	-
Provisions for liabilities and charges		**(87)**	(181)	-	-
Net assets		**194,611**	209,676	**295,326**	276,199
Capital and reserves					
Share capital		**2,778**	2,727	**2,778**	2,727
Share premium account		**275,950**	265,718	**275,950**	265,718
Capital reserve		**11,107**	11,107	-	-
Profit and loss account (deficit)		**(95,224)**	(69,876)	**16,598**	7,754
Equity shareholders' funds	6	**194,611**	209,676	**295,326**	276,199

Consolidated Cash Flow Statement
For the year ended 31 December 2001

	Notes	2001 £'000	2001 £'000	2000 £'000	200(£'00(
Net cashflow from operating activities	A		**(22,164)**		(14,447)
Returns on investments and servicing of finance					
Interest received		**9,042**		2,575	
Net cash flow from returns on investments and servicing of finance			**9,042**		2,575
Capital expenditure and financial investment					
Purchases of tangible fixed assets		**(5,306)**		(9,266)	
Purchases of fixed asset investments		**(19,251)**		-	

Net cash flow from capital expenditure and financial investment			**(24,557)**		(9,266)
Disposals					
Cash consideration from sale of biochemicals product line			**115**		-
Cash consideration from sale of other assets			**7**		-
Net cashflow before management of liquid resources and financing			**(37,557)**		(21,138)
Management of liquid resources	B		**39,480**		(176,738)
Financing					
Issue of ordinary share capital		**10,552**		213,873	
Expenses paid in connection with share issues		**(269)**		(14,812)	
Net cash flow from financing			**10,283**		199,06
Increase in net cash	C		**12,206**		1,18

Notes to the Consolidated Cash Flow Statement

A *Reconciliation of operating loss to net cash flow from operating activities*

	2001 £'000	2001 £'000	2000 £'000	2000 £'000
Operating loss		**(36,020)**		(19,970)
Depreciation charges (including profit/ loss on disposals)	**4,418**		2,867	
Increase in stock	**(170)**		(4)	
Decrease/(increase) in debtors	**34**		(514)	
Increase in deferred income	**6,815**		706	
Increase in creditors	**2,759**		2,468	
		13,856		5,523
Net cashflow from operating activities		**(22,164)**		(14,447)

B Reconciliation of net cash flow to movement in net funds

	2001 £'000	2001 £'000	2000 £'000	2000 £'000
Increase in cash in the year		**12,206**		1,185
Cashflow from (decrease)/increase in liquid resources	**(39,480)**		176,738	
Change in net funds resulting from cash flows		**(39,480)**		176,738
Movement in net funds in the year		**(27,274)**		177,923
Net funds at 1 January		**203,892**		25,969
Net funds at 31 December		**176,618**		203,892

C Analysis of net funds

	At 1 January 2001 £'000	Cash flow £'000	**At 31 December 2001 £'000**
Cash at bank and in hand	1,846	12,206	**14,052**
Bank deposits – liquid resources	202,046	(39,480)	**162,566**
	203,892	(27,274)	**176,618**

Liquid resources represent all deposits with an original maturity of between 24 hours and one year. Cash includes cash in hand and deposits of up to 24 hours which are payable on demand.

Notes

1 Preliminary results

The preliminary announcement was approved by the Board of Directors on Wednesday 20 March 2002.

The preliminary results for the year ended 31 December 2001 represent abridged financial statements and have not yet been delivered to the Registrar of Companies. The comparative figures for the year ended 31 December 2000 have been taken from, but do not constitute, the Group's financial statement for that year. Those financial statements were reported on by the Group's auditors and delivered to the Registrar of Companies. The report of the auditors was unqualified and did not contain a statement under section 237(2) or (3) of the Companies Act 1985.

2 Principal accounting policies

The accounts have been prepared in accordance with applicable Accounting Standards in the United Kingdom. The accounting policies applied are consistent with those set out in the Annual Report and Accounts for the year ended 31 December 2000.

3 Interest in joint venture

Oxford GlycoSciences (UK) Limited and Marconi Plc hold 50 per cent of the issued share capital of Confirmant Limited ('Confirmant'), which was issued for cash for aggregate consideration of £30.0 million.

Revenue from Confirmant during the period ended 31 December 2001 amounted to £5.3 million, including £2.9 million relating to the grant of exclusive marketing rights, £0.9 million in respect of the delivery of data analysis software, and £1.5 million in respect of database services. In

accordance with FRS9, only revenue relating to Marconi Plc's share of the joint venture's marketing rights and software was initially recognised. The balance of £3.25 million is being recognised over the life of the related assets in the joint venture.

4 Tax on loss on ordinary activities

The Group has recognised Research and Development Tax Credits totalling £2.9 million (2000: £1.2 million) in the accounts, relating to the period from 1 January 2001 to 31 December 2001.

5 Loss per ordinary 5p share

Basic loss per share is calculated by dividing the loss attributable to ordinary shareholders by the weighted average number of ordinary shares in issue during the year.

For diluted loss per share, the weighted average number of ordinary shares in issue is adjusted to assume exercise of all options, which would be potentially dilutive. Due to the loss making position of the Group the exercise of share options does not increase basic loss per share and therefore according to FRS14 the basic and diluted loss per share remain the same.

Basic and diluted loss per share		**2001**			**2000**	
	£'000	**'000**	**pence**	£'000	'000	Pence
Loss attributable to ordinary shareholders	**(25,348)**	**55,052**	**(46.04)**	(15,609)	40,397	(38.64)

6 Reconciliation of movements in shareholders' funds

Group	**2001 £'000**	2000 £'000
Loss for the year	**(25,348)**	(15,609)
New Capital Issued	**10,552**	213,873
Expenses of share issue	**(269)**	(15,328)
Net addition to/ (reduction in) shareholders' funds	**(15,065)**	182,936
Opening shareholders' funds	**209,676**	26,740
Closing shareholders' funds	**194,611**	209,676

END

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Company	Oxford Glycosciences PLC
TIDM	OGS
Headline	Holding(s) in Company
Released	11:22 18 Mar 2002
RNS Number	1265T

O G S

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Oxford GlycoSciences Plc

2) Name of shareholder having a major interest

Royal & Sun Alliance Insurance Group plc

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Non-beneficial interest

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Nortrust Nominees Ltd	210,526
Littledown Nominees Ltd	1,452,122
Royal Heritage Life Assurance Limited	27,379

5) Number of shares/amount of stock acquired

Unknown

6) Percentage of issued class

Unknown

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class

N/A

9) Class of security

Ordinary 5p shares

10) Date of transaction

Unknown

11) Date company informed

18 March 2002

12) Total holding following this notification

1,690,027

13) Total percentage holding of issued class following this notification

3.04%

14) Any additional information

15) Name of contact and telephone number for queries

Richard Stephens 01235 208021

16) Name and signature of authorised company official responsible for

making this notification

John Ilett – Company Secretary

Date of notification 18 March 2002

END

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RNS Full Text Announcement

Company	Oxford Glycosciences PLC
TIDM	OGS
Headline	Holding(s) in Company
Released	10:15 19 Mar 2002
RNS Number	1929T

Holding in Company

By a letter received on 18 March 2002, HSBC Investment Bank plc officially informed Oxford GlycoSciences Plc that:

i. at close of business on 14 March 2002, it had a notifiable interest in 2,001,012 ordinary shares of Oxford GlycoSciencesPlc, representing 3.60% of OGS' issued share capital; and
ii. at close of business on 15 March 2002, it no longer had a notifiable interest in the ordinary share capital of Oxford GlycoSciences Plc.

Name and signature of authorised company official responsible for making this notification: John Ilett – Company Secretary

Date of notification: 19 March 2002

END

Company website

Company	Oxford Glycosciences PLC
TIDM	OGS
Headline	Director Declaration
Released	10:16 19 Mar 2002
RNS Number	1930T

OGS

Director Declaration

Following the appointment of Mr Don DeGolyer to the Board of OGS (see Press Release issued on 5 March 2002), the following information is provided in accordance with Paragraph 16.4 of the Listing Rules:

> Mr DeGolyer has held no directorships in any other publicly quoted company at any time in the previous five years;
>
> There are no details required to be disclosed by paragraphs 6.F.2 (b) to (g) of the Listing Rules.

John Ilett, Company Secretary

19 March 2002

END

Company website

Company	Oxford Glycosciences PLC
TIDM	OGS
Headline	Holding(s) in Company
Released	12:20 21 Mar 2002
RNS Number	3591T

O G S

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Oxford GlycoSciences Plc

2) Name of shareholder having a major interest

Legal & General Investment Management Limited

3) Please state whether notification indicates that it is in respect of

holding of the shareholder named in 2 above or in respect of a

non-beneficial interest or in the case of an individual holder if it is a

holding of that person's spouse or children under the age of 18

Non-beneficial interest

4) Name of the registered holder(s) and, if more than one holder, the

number of shares held by each of them

HSBC Global Custody Nominee (UK) Ltd

5) Number of shares/amount of stock acquired

36,028

6) Percentage of issued class

0.06%

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class

N/A

9) Class of security

Ordinary 5p shares

10) Date of transaction

15 March 2002

11) Date company informed

20 March 2002

12) Total holding following this notification

1,681,263

13) Total percentage holding of issued class following this notification

3.03%

14) Any additional information

15) Name of contact and telephone number for queries

Richard Stephens 01235 208021

16) Name of authorised company official responsible for

making this notification

John Ilett – Company Secretary

Date of notification 21 March 2002

END

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Company	Oxford Glycosciences PLC
TIDM	OGS
Headline	Holding(s) in Company
Released	09:38 22 Mar 2002
RNS Number	4161T

OGS

Holding in Company

By a letter dated 21 March 2002, Fidelity International Limited officially informed Oxford GlycoSciences Plc that they no longer have a notifiable interest under the Companies Act 1985 in the ordinary share capital of Oxford GlycoSciences Plc.

J E Ilett
Company Secretary
22 March 2002

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Oxford GlycoSciences Plc

By: ______________________________

Name: John Ilett

Title: Company Secretary

Date: April 2, 2002